WallStreet Research Initiates Coverage of Entourage Mining’s Shares at
www.WallStreetResearch.org

VANCOUVER, British Columbia – January 18, 2006 – Entourage Mining Ltd (OTC BB: ETGMF; “Entourage” or the “Company”) announced today that WallStreet Research (“WSR”) has initiated its analyst research coverage of the Company's shares. The complete report, together with attendant risk factors, as well as additional information about WallStreet Research is available at www.WallStreetResearch.org.

WallStreet Research is a prominent research boutique led by Alan Stone, Managing Director of Alan Stone & Company LLC (“ASC”). The firm specializes in the microcap and smallcap investment arena, looking for emerging growth companies with strong management, unique or proprietary technology, significant market potential, financial strength, and outstanding long-term earnings growth possibilities. Mr. Stone was formerly a securities analyst and assistant portfolio manager at Merrill Lynch Asset Management and an investment analyst at Prudential Insurance Company's Capital Markets Group. The firm has offices in Los Angeles, CA, Palm Beach, FL, and New York City, NY, and is well known for discovering undervalued companies and bringing them to the attention of the investment community. ASC/WSR also arranges roadshows for its publicly traded clients, before the investment community in New York City, California, and Florida.

Entourage is covered by Sam Kiri, CFA, ACMA, who has over a decade of capital markets and asset management experience in North America and the Pacific Rim, with primary focus on Resources and Oil & Gas sectors. Mr. Kiri spent four years with Scotia Bank as a global risk manager and an international research analyst, and has also worked in the Pacific Rim as a sell side equity analyst. Mr. Kiri is a Visiting Professor at the University of Toronto, a member of the Canadian Institute of Chartered Accountants and the US/International Equity Program of the Toronto CFA Society.

Entourage Mining Ltd (www.entouragemining.com) is a Canadian junior mining company engaged in the exploration and development of gold, diamond and uranium prospects. Its current property portfolio consists of a very prospective diamond concession (Saskatchewan), two Uranium prospects (Saskatchewan and Quebec) and one gold/silver prospect (Nevada). Entourage assets are in regions known for rich mineralization. The company is a Canadian issuer listed on the OTC Bulletin Board and is trading under the symbol ETGMF.

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd's operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Disclaimer

The information presented in the WallStreet Research report is not to be construed as an offer to sell, nor a solicitation of an offer to purchase, any securities referred to herein or otherwise. Readers are encouraged to conduct their own due diligence and review all of the company's financial statements and risks statements on file with the SEC. Entourage Mining Ltd. has paid a cash fee to Alan Stone & Company LLC in conjunction with preparation and distribution of this report. Alan Stone & Company LLC or its associates may own shares, for investment purposes, in its corporate accounts, and may increase or decrease its positions at any time, without notice.

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Contact:

Entourage Mining Ltd	Alan Stone & Company LLC
Craig Doctor	Alan Stone
604-278-4656	212-521-4102
craig@entouragemining.com	astone@alanstone.com
www.entouragemining.com	www.AlanStone.com